This absorption-type merger described in this press release involves the securities of a Japanese company and is subject to the disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with non-U.S. accounting standards, which may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim that you may have arising under the U.S. federal securities laws since the issuer is located in Japan, and all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court based on violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities by means other than through the absorption-type merger, such as in the open market or through privately negotiated purchases.

(This is an English translation of the original Japanese text. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.)

September 14, 2018
To whom it may concern:

Company Name:	UKC Holdings Corporation
Name of Representative:	Nobuki Kurita President
(Code Number: 3156, First Section of the Tokyo Stock Exchange)
Contact:	Tsuyoshi Osawa Managing Executive Officer General Manager, Corporate Development / IR Department
Phone:	+81-3-3491-6575

Company Name:	VITEC HOLDINGS CO., LTD.
Name of Representative:	Kunihiro Konno Chairman and President
(Code Number: 9957, First Section of the Tokyo Stock Exchange)
Contact:	Naoteru Takashima Executive Officer Corporate Planning Department
Phone:	+81-3-3458-4623

Announcement of Business Integration between
UKC Holdings Corporation and VITEC HOLDINGS CO., LTD.

Tokyo, September 14, 2018 --- UKC Holdings Corporation (“UKC”) and VITEC HOLDINGS CO., LTD. (“VITEC,” and together with UKC, the “Parties”) jointly announce that they determined at their respective board of directors meetings held today to implement a business integration of the Parties in the spirit of equality (the “Business Integration”). Today, the Parties executed an absorption-type merger agreement (the “Absorption-type Merger Agreement”) after adopting a resolution to effect an absorption-type merger in which UKC survives and VITEC is absorbed (hereinafter referred to as the “Merger,” and UKC after the Merger is referred to as the “Integrated Holding Company”). In addition, UKC and VITEC GLOBAL ELECTRONICS CO., LTD. (“VGEL”), a wholly-owned subsidiary of VITEC, executed an absorption-type company split agreement (the “Absorption-type Company Split Agreement”) after adopting a resolution to effect an absorption-type company split pertaining to UKC’s device business in which UKC is the company being split and VGEL is the successor company (hereinafter referred to as the “Split,” and VGEL after the Split is referred to as “Integrated Device Business Company”) subject to the effectuation of the Merger as a condition precedent. For the details concerning the Business Integration, please see “2(2) Method of the Business Integration” below.

The Business Integration is subject to the acquisition of approval from the Parties’ respective extraordinary shareholders’ meetings, which are scheduled to be held on November 27, 2018, as well as the approvals, permits and the like from the relevant authorities in and outside Japan.

Prior to the effective date of the Merger (scheduled to be April 1, 2019), the common stock of VITEC is scheduled to be delisted from the First Section of Tokyo Stock Exchange, Inc. (the “TSE”) as of March 27, 2019 (The final trading date is scheduled to be March 26, 2019.).

In addition, the consummation of the Split is subject to the effectuation of the Merger, as a condition precedent. The Split is an absorption-type company split with VGEL, which will become a wholly-owned subsidiary of UKC immediately before the effectuation of the Split. Accordingly, certain items and details for disclosure have been omitted from this announcement.

1. Purpose of the Business Integration and Expected Synergies

(1) Purpose of the Business Integration

UKC was established in October 2009, through a joint share transfer by USC Corporation and Kyoshin Technosonic Co., Ltd. Since then, UKC has been operating (i) a semiconductor and electronic component business which mainly handles Sony’s image sensors as well as touch screen panel and LCD panel related materials, (ii) an electronic equipment business which mainly handles professional-use products such as video cameras for broadcasting, and (iii) a system equipment business which mainly handles contactless IC card related products for NFC and FeliCa. By combining these competitive products with the provision of finely-tuned technical support by its specialized engineering organization, EMS (electronic manufacturing services), reliability tests and environmental material analysis services for semiconductors and electronic components, UKC offers solutions that satisfy the needs of customers. In the medium term, UKC is solidifying its foundation for technology-based system solutions and AI (Artificial Intelligence)/IoT(Internet of Things) related businesses while reinforcing its existing businesses, with the aim of “strengthening the ability to offer profit-generating technology-oriented proposals” and evolving into a technical trading company. The company is also seeking to enhance its corporate value by securing greater profits and maximizing the return of investment into new and growing fields.

By contrast, in 1987, VITEC was established as a distributor for Sony’s semiconductors and electronic components. Since then, VITEC has been working on enhancing its product (merchandise) line-up and sales channels, with a focus on overseas manufacturers, while endeavoring to expand its operations through measures such as active business and capital alliances. In 2010, VITEC entered into the procurement business as well as the environmental energy business (power generation, power producer and supplier business and plant factory), which is a new field. This has led to substantial growth in both sales and profit. Moreover, in accordance with its “New Medium-term Management Plan,” which was released on February 26, 2018, under the theme of “global, social contribution and co-creation,” VITEC has sought to increase revenue by launching new businesses, carrying out structural reforms, striving to achieve growth and generate profit by accelerating the transition to high value added businesses, and promoting various efforts with the aim of realizing an electronics value co-creation company.

In recent years, the circumstances surrounding an electronics trading company have been changing drastically as represented by the “intensifying competition due to market maturity and emerging companies entering the market,” the “beginning of an era of AI/IoT,” “greater diversity and sophistication of the customers’ and suppliers’ needs,” a “capital market requirement for maximized management efficiency and corporate value” and a “change of management/business structure, business policies and flow of transactions by industry-leading manufacturers.” In order to sustain growth and development of the Parties’ businesses under such circumstances, the expansion of operations, business areas and the customer base, enhancement of product lineups, and efforts to create businesses with high added value through proposal and technical development support, are essential.
The Parties have been holding discussions based on the understanding that, to be able to play a leading role among the electronics trading companies, it will be necessary, in addition to making the above-mentioned efforts, to attain and continue to pursue greater scale and revenue through an alliance with other companies. Through their discussions, the Parties found that there is an affinity between UKC’s management philosophy, which is to “create new value through technology and innovation in the field of electronics and contribute to the development of the society,” and that of VITEC, which is to “create prosperous life and an earth-friendly future through the ‘device business’ and ‘environmental energy business.’” The Parties also discovered that their suppliers, customers, EMS businesses, procurement businesses, electronic equipment businesses, engineering service businesses and overseas operations substantively complement each other. As such, the Parties agreed that they would be the most suitable partners capable of mutually utilizing their respective management resources. More specifically, the Parties both recognized that it would be possible to provide services with higher added value to both customers and suppliers if they improve efficiency by integrating their businesses, which are expected to generate synergies, aim to increase sales and profit and combine and further expand their strengths while respecting their respective uniqueness. The Parties also determined that they would be able to utilize their management resources and pursue synergies in relation to their environmental energy businesses. Thus, the Parties have reached an agreement to carry out the Business Integration in the spirit of equality.

Through the Business Integration, the Parties aim to become a company that can make contributions to their shareholders, customers, suppliers, communities and employees by understanding and respecting their respective history and corporate culture and taking advantage of their respective strengths.

In addition, as part of the Business Integration, the Split will be carried out to integrate UKC’s device business into VGEL with the goal of realizing earlier the synergies between the Parties’ device businesses. As a result of the Split, the Integrated Holding Company will become a pure holding company which will be responsible for the planning and promoting functions for the group’s strategies as well as the governance function, and will endeavor to create new corporate values while enhancing the existing corporate values.

(2) Expected synergies from the Business Integration
By achieving the following synergies, the Parties seek to establish a scale of business that is among the largest in the industry in Japan and create added value, which thereby increases corporate value and contributes to the development of society. In addition, with regard to the strategy following the Business Integration, the Parties are exploring the possibility of exercising leadership in the industry as well as further expanding their business scale.

(i)
Enhancement of product lineups and sales channels

The Parties will seek to expand businesses and improve customer satisfaction through cross-selling, by mutually complementing and utilizing their domestic and overseas sales channels (customers and sales bases) and product lineups centered on semiconductors and electronic components.

(ii)
Expansion of high value added businesses
Based on the lineups of the businesses, products and services enhanced through the Business Integration, the Parties will strengthen their imaging, vehicle, environmental energy related and other technological capabilities as well as their cooperation with partner companies, and thereby offer innovative solutions and services to serve the diversified needs of customers. The Parties will seek to expand high value added businesses going beyond the activities of a trading company, and aim to improve their presence in the industry.

(iii)
Enhancement of productivity by promoting operational efficiency

The Parties will seek to increase operational efficiency within the group and achieve greater productivity and improvement of management efficiency through measures such as promoting the efficiency and rationalization of common operations, sharing and promoting the rationalization of logistics networks and other infrastructure of domestic and overseas bases and integrating core systems.

(iv)
Establishment of stronger management bases

The Parties will seek to establish stronger management bases through measures such as reinforcing the financial bases and funding ability in order to be capable of new investments and M&A and revitalizing the organization through mutual utilization of human resources and know-how.

2. Outline of the Business Integration

(1) Schedule for the Business Integration

Date of resolution of the board of directors meeting (UKC, VITEC and VGEL, respectively)	September 14, 2018
Date of execution of the Absorption-type Merger Agreement (UKC and VITEC) Date of execution of the Absorption-type Company Split Agreement (VGEL and UKC)	September 14, 2018
Date of public notice of the record date for the extraordinary shareholders’ meeting (UKC and VITEC, respectively)	September 15, 2018 (scheduled)
Record date for the extraordinary shareholders’ meeting (UKC and VITEC, respectively)	September 30, 2018 (scheduled)
Date of resolution of the extraordinary shareholders’ meeting (UKC, VITEC and VGEL, respectively)	November 27, 2018 (scheduled)
Final trading date (VITEC)	March 26, 2019 (scheduled)
Delisting date (VITEC)	March 27, 2019 (scheduled)
Effective date of the Merger (UKC and VITEC) Effective date of the Split (VGEL and UKC)	April 1, 2019 (scheduled)

The effective date of the Merger and that of the Split are the same. However, the effectuation of the Split is subject to the condition precedent that the Merger takes effect.

The schedule for the Merger in the schedule above may be changed by consultation between UKC and VITEC as needed depending on the progress of the Merger and other circumstances. In addition, the schedule for the Split in the schedule above may be changed by consultation between UKC and VGEL as needed depending on the progress of the Split and other circumstances.

(2) Method of the Business Integration

The Merger in which UKC is the surviving company and VITEC is the absorbed company will be effected subject to the acquisition of approval from the Parties’ respective shareholders’ meetings, as well as the approvals, permits and the like from the relevant authorities in and outside Japan which are required for the Business Integration. In addition, subject to the effectuation of the Merger and the approval of the partial amendment of the articles of incorporation with respect to the change in the trade name at UKC’s extraordinary shareholders’ meeting, UKC, which is the company surviving the absorption-type merger, will change its trade name to “Restar Holdings Corporation” on the effective date of the Merger (scheduled to be April 1, 2019).

Subject to the effectuation of the Merger as a condition precedent, on the effective date of the Merger, VGEL will succeed to UKC’s device business through the Split in which the Integrated Holding Company is the splitting company and VGEL is the successor company. Furthermore, subject to the effectuation of the Split and the approval of the partial amendment of the articles of incorporation with respect to the change in the trade name at VGEL’s extraordinary shareholders’ meeting, VGEL, the successor company in the absorption-type company split, will change its trade name to “Restar Electronics Corporation” on the effective date of the Split (scheduled to be April 1, 2019).

The common stock of the Integrated Holding Company will remain listed on the First Section of the TSE after the effective date of the Merger (scheduled to be April 1, 2019). Meanwhile, prior to the effective date of the Merger, the common stock of VITEC is scheduled to be delisted from the First Section of the TSE as of March 27, 2019 (The final trading date is scheduled to be March 26, 2019.).

The method described above may be changed by consultation and agreement between the Parties if such change is needed for procedural or other reasons.
(3) Management structure after the Business Integration

For information concerning the trade name, representatives and location of the head office of the Integrated Holding Company and those of the Integrated Device Business Company, please see “7. Status after the Business Integration” below.

(4) Summary of the Merger

(i)	Details of the allotment in the Merger
	UKC (company surviving the absorption-type merger)	VITEC (company absorbed in the absorption-type merger)
Merger ratio in the Merger	1	1
(Note 1) Share allotment ratio
For each share of the stock of VITEC, one (1) share of the stock of UKC will be allotted and delivered. However, no share will be allotted upon the Merger for the 1,100 shares of the common stock of VITEC held by UKC (as of today) and the 2,546 treasury shares held by VITEC (as of June 30, 2018).
(Note 2) The number of shares of the UKC stock to be delivered upon the Merger
Upon the Merger, UKC will allot and deliver 14,372,712 shares (scheduled) of the common stock of UKC to the shareholders of VITEC at the time immediately before the effectuation of the Merger (excluding UKC, VITEC and the shareholders who exercise their dissenting shareholders’ right to request purchase of shares under Article 785, Paragraph 1 of the Companies Act in relation to the Merger). In addition, the shares to be delivered by UKC will be newly issued and the 3,625 treasury shares held by UKC (as of June 30, 2018) will not be allocated to the allotment of shares in relation to the Merger.
(Note 3) Treatment of shares constituting less than one unit
The shareholders of VITEC who will hold shares constituting less than one unit (less than 100 shares) of UKC stock upon the Merger will be entitled to use either of the following systems in relation to the common stock of UKC. Shares constituting less than one unit cannot be sold on any financial instruments exchange market.
(a)	System of purchase for shares constituting less than one unit (sale of less than 100 shares)
In accordance with Article 192, Paragraph 1 of the Companies Act, a system pursuant to which a holder of shares constituting less than one unit of UKC stock may request that UKC purchase the shares held by the holder constituting less than one unit.
(b)	System of additional purchase by shareholders holding shares constituting less than one unit (additional purchase to own 100 shares)
In accordance with Article 194, Paragraph 1 of the Companies Act and UKC’s articles of incorporation, a system pursuant to which a holder of shares constituting less than one unit of UKC stock may purchase the number of shares of UKC common stock which, together with the number of shares held by the holder constituting less than one unit, will constitute one unit (100 shares). At present, UKC has no such system of additional purchase in place. Nevertheless, UKC is expected to establish a system of additional purchase subject to the effectuation of the partial amendment of its articles of incorporation to introduce the system of additional purchase with respect to shares constituting less than one unit at UKC’s extraordinary shareholders’ meeting scheduled to be held on November 27, 2018.

(ii)	Handling of stock acquisition rights and bonds with stock acquisition rights under the Merger

VITEC has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5) Summary of the Split

(i)	Details of the allotment in the Split

The Split is subject to the effectuation of the Merger and as such, it is assumed that VGEL will become a wholly owned subsidiary of the Integrated Holding Company at the time immediately before the effectuation of the Split. VGEL will not make any allotment of shares, money or other property upon the Split because it will become a wholly owned subsidiary of the Integrated Holding Company upon the Split.

(ii)	Handling of stock acquisition rights and bonds with stock acquisition rights under the Split

UKC has not issued any stock acquisition rights as of today. While UKC is to issue stock acquisition rights as stated in the “Announcement on Issuance of Stock Options (Stock Acquisition Rights),” which was published on May 29, 2018, the handling of the stock acquisition rights to be issued by UKC will not be affected by the Split.

UKC has not issued any bonds with stock acquisition rights.

(iii)	Increase or decrease of share capital upon the Split

There will be no increase or decrease of UKC’s share capital upon the Split.

(iv)	Rights and obligations to be succeeded to by the successor company

On the effective date of the Split, VGEL will succeed to the assets, liabilities, contractual statuses and other rights and obligations related to UKC’s device business except those otherwise specified in the Absorption-type Company Split Agreement.  VGEL will succeed to the obligations through a cumulative assumption of obligations.

(v)	Outlook regarding the performance of obligations

The Integrated Device Business Company has been judged to have no problem in performing its obligations on and after the effective date of the Split.

 (6) Dividends of surplus

As stated in the “Announcement of Revision of Forecasts of Consolidated Financial Results and Dividend,” which was published on September 14, 2018, UKC is scheduled to pay dividends of surplus of JPY 62.5 per share (of which JPY 25 per share will be paid as special dividends) as interim dividends, the record date for which dividends will be September 30, 2018, as well as dividends of surplus of JPY 37.5 per share as year-end dividends, the record date for which dividends will be March 31, 2019.

As stated in the “Announcement of Change of Dividend Policy and Revision of Dividend Forecast,” which was published on August 8, 2018, VITEC is scheduled to pay dividends of surplus of JPY 35 per share as interim dividends, the record date for which dividends will be September 30, 2018. In addition, subject to the effectuation of the Merger as a condition precedent, VITEC is scheduled to pay dividends of surplus of JPY 35 per share in lieu of year-end dividends, the record date for which dividends will be March 31, 2019.

3. Basis for Terms of the Allotment in Relation to the Merger
(1) Basis and reason for the terms of the allotment

To ensure the fairness of the merger ratio in the Merger, UKC and VITEC have decided to respectively and separately request a third-party valuation institution, independent of both companies, to calculate the merger ratio. UKC and VITEC appointed Daiwa Securities Co. Ltd. (“Daiwa”) and PLUTUS CONSULTING Co., Ltd. (“PLUTUS”) as their respective third-party valuation institutions.

UKC and VITEC have carefully considered the results of the analysis and advice submitted or provided by their respective third-party valuation institutions mentioned above. The Parties have also sincerely conducted negotiations and consultations with consideration given to and based on, among other factors, their respective financial condition, business performance and stock price performance. As a result, the Parties have concluded and agreed that the merger ratio set out in “2(4)(i) Details of the allotment in the Merger” above is appropriate and will contribute to the benefit of their respective shareholders.

Upon the occurrence of any material change to any of the conditions used as the basis of calculation, the merger ratio may be subject to change by consultation between the Parties.

(2) Matters concerning the calculation

(i)	Name of the valuation institutions and relationship with the companies involved in the Merger

Both Daiwa and PLUTUS are third-party valuation institutions which are independent of UKC and VITEC. Daiwa and PLUTUS are not related to either UKC or VITEC and have no material interest to be noted in the Merger.

(ii)	Outline of the calculation

Daiwa calculated the merger ratio using the market stock price analysis because the common stock of each of the Parties is listed on a financial instruments exchange and their market prices exist.  Daiwa also used the discounted cash flow analysis (the “DCF Analysis”) to account for the future business operations of the Parties in the valuation.

The table below shows the results of the calculation of the merger ratio derived from each of the methods in which the value per share of the UKC common stock is set to one (1).
Analysis methods adopted	Calculation results of the merger ratio
Market stock price analysis	0.91 - 1.01
DCF Analysis	0.71 - 1.16

In performing the market stock price analysis, Daiwa set September 13, 2018 as the calculation reference date. Then, for each stock of the Parties on the TSE, Daiwa performed the calculations by referring to the closing price on the calculation reference date as well as the simple average of the closing prices for the most recent one-week, one-month, three-month and six-month periods up to the calculation reference date, and for the 76 business days from May 30, 2018 (the business day following May 29, 2018, which is the date of publishing by UKC of “Announcement on Establishment of a Medium-term Management Plan”) to the calculation reference date.

In the DCF Analysis, Daiwa analyzed UKC and VITEC’s respective corporate values and stock values by discounting the free cash flows that were expected to be generated by each company in the future to the current value at a certain discount rate. Daiwa’s analysis was based on the business plans provided by UKC and VITEC, respectively, for the fiscal year ending in March 2019, until the fiscal year ending in March 2021. It should be noted that the business plan submitted by VITEC to Daiwa, which is consistent with the numerical targets set in the New Medium-term Management Plan and was used as the basis for the DCF Analysis, includes fiscal years in which there will be a significant year-on-year increase in profits. This is because the following increases in the operating income are expected: (i) in the fiscal year ending in March 2019, an increase of JPY 970 million over the fiscal year ended in March 2018, which mainly reflects the significant growth of the procurement business and an improvement in the device business’ gross margin ratio; (ii) in the fiscal year ending in March 2020, an increase of JPY 1,500 million over the fiscal year ending in March 2019, which is supported principally by the development of the plant factory business; and (iii) in the fiscal year ending in 2021, an increase of JPY 2,411 million over the fiscal year ending in March 2020, which is caused by, among other factors, further progress in the plant factory business, growth of the power generation business and continued expansion of the procurement business.

By contrast, UKC’s business plan does not include any fiscal year in which a significant year-on-year increase or decrease in profits is expected.

The Parties’ business plans on which the DCF Analysis was based do not incorporate the synergy effect from the Business Integration.

Meanwhile, PLUTUS calculated the merger ratio using the market stock price analysis because the common stock of each of the Parties is listed on a financial instruments exchange and their market prices exist. In addition, the DCF Analysis was adopted by PLUTUS to account for the future business operations of the Parties in the valuation.

The table below shows the results of the calculation of the merger ratio derived from each of the methods in which the value per share of the UKC common stock is set to one (1).

Analysis methods adopted	Calculation results of the merger ratio
Market stock price analysis	0.912 - 1.026
DCF Analysis	0.709 - 1.283

In performing the market stock price analysis, PLUTUS set September 13, 2018 as the calculation reference date. Then, to calculate the merger ratio, PLUTUS reviewed the closing prices of the Parties’ stocks on the TSE on the calculation reference date and the simple average of the closing prices of each stock for the most recent one-month, three-month and six-month periods, each ending on the calculation reference date.

In the DCF Analysis, PLUTUS analyzed UKC and VITEC’s respective corporate values and stock values by discounting the free cash flows that were expected to be generated by each company in the future to the current value at a certain discount rate. PLUTUS’ analysis was based on the business plans provided by UKC and VITEC, respectively, for the fiscal year ending in March 2019, until the fiscal year ending in March 2021. It should be noted that the business plan submitted by VITEC to PLUTUS, which is consistent with the numerical targets set in the New Medium-term Management Plan and was used as the basis for the DCF Analysis, includes fiscal years in which there will be a significant year-on-year increase in profits. This is because the following increases in the operating income are expected: (i) in the fiscal year ending in March 2019, an increase of JPY 970 million over the fiscal year ended in March 2018, which mainly reflects the significant growth of the procurement business and an improvement in the device business’ gross margin ratio; (ii) in the fiscal year ending in March 2020, an increase of JPY 1,500 million over the fiscal year ending in March 2019, which is supported principally by the development of the plant factory business; and (iii) in the fiscal year ending in 2021, an increase of JPY 2,411 million over the fiscal year ending in March 2020, which is caused by, among other factors, further progress in the plant factory business, growth of the power generation business and continued expansion of the procurement business.

By contrast, UKC’s business plan does not include any fiscal year in which a significant year-on-year increase or decrease in profits is expected.

The Parties’ business plans on which the DCF Analysis was based do not incorporate the synergy effect from the Business Integration.

(3) Prospects and reasons for delisting

Upon the Merger, the common stock of VITEC will be delisted as of March 27, 2019, in accordance with the delisting standards of the TSE (The final trading date is scheduled to be March 26, 2019.). After the delisting, it will be impossible to trade VITEC common stock on the TSE. However, shares of UKC common stock will be allotted to the shareholders of VITEC, as described in “2(4)(i) Details of the allotment in the Merger” above.

The purpose of the Merger is as described in “1(1) Purpose of the Business Integration” above, and the common stock of VITEC will be consequently delisted. Even after the delisting of VITEC common stock, UKC common stock, which will be delivered as consideration for the Merger, will remain listed on the TSE. Thus, although certain shareholders may receive an allotment of UKC shares constituting less than one unit, depending on the number of VITEC shares held by them, UKC shares constituting one or more units will continue to be tradeable on financial instruments exchange markets. Therefore, the Parties believe that share liquidity will continue to be ensured.

Although the shareholders who receive shares constituting less than one unit of UKC stock upon the Merger will not be able to sell such shares on the TSE, each such shareholder may opt to use the system of purchase by UKC or the system of additional purchase from UKC.  For more details about those options, please see “(Note 2) of 2(4)(i)” above.

VITEC shareholders may continue to trade their shares of VITEC common stock on the TSE and exercise their legal rights associated with such shares under the Companies Act and other relevant laws and regulations until March 26, 2019 (scheduled), the final trading date.

(4) Measures to ensure fairness

(i)	Acquisition of valuation reports from third-party valuation institutions

To ensure the fairness and appropriateness of the merger ratio used in the Merger, UKC received from Daiwa, a third-party valuation institution, a valuation report as of September 13, 2018, concerning the merger ratio to be used in the Merger. UKC has not obtained from Daiwa an opinion to the effect that the merger ratio in the Merger is fair or appropriate to UKC from a financial viewpoint (a fairness opinion).

To ensure the fairness and appropriateness of the merger ratio used in the Merger, VITEC received from PLUTUS, a third-party valuation institution, a valuation report as of September 13, 2018, concerning the merger ratio to be used in the Merger. VITEC has not obtained from PLUTUS an opinion to the effect that the merger ratio in the Merger is fair or appropriate to VITEC from a financial viewpoint (a fairness opinion).

(ii)	Advice from independent law firms

To ensure the fairness and appropriateness of the decision-making of UKC’s board of directors, UKC has appointed Anderson Mori & Tomotsune as its legal adviser and has received its legal advice regarding UKC’s decision-making methods and process, among other issues. Anderson Mori & Tomotsune does not have any material interest in either UKC or VITEC.

To ensure the fairness and appropriateness of the decision-making of VITEC’s board of directors, VITEC has appointed Mori Hamada & Matsumoto as its legal adviser and has received its legal advice regarding VITEC’s decision-making methods and process, among other issues. Mori Hamada & Matsumoto does not have any material interest in either VITEC or UKC.

(5) Measures to avoid conflicts of interest

No special measure has been taken because the Merger will not give rise to any particular relationship involving a conflict of interest between UKC and VITEC.

4. Outline of the Companies Involved in the Merger (as of March 31, 2018, except as indicated otherwise)
		Company surviving the absorption-type merger	Company absorbed in the absorption-type merger
(1)	Trade name	UKC Holdings Corporation	VITEC HOLDINGS CO., LTD.
(2)	Address of head office	15Fl., Gate City Osaki East Tower, 1-11-2 Osaki, Shinagawa-ku, Tokyo	6-5, Higashi Shinagawa 3-chome, Shinagawa-ku, Tokyo
(3)	Name and title of representative	Nobuki Kurita President	Kunihiro Konno Chairman and President
(4)	Description of business
Operation of the business of selling various semiconductors and electronic components, the business of selling electronic equipment and system equipment, the quality inspection business, the EMS business and other businesses, and the control and management of the business operations of the companies operating such businesses through the holding of shares or other equity interest in such companies.

(1)   Sale, development, import and export of semiconductors, electronic components and equipment;
(2)   Consulting services in the environmental energy field and sale of associated merchandise;
(3)   Farming business and production, monitoring, processing and sale of agricultural products; and
(4)   Control and management of the business operations of the companies’ operating businesses listed in (1) through (3) above and the companies’ operating businesses equivalent thereto through the holding of shares or other equity interest in such companies.

(5)	Amount of share capital	JPY 4,383 million	JPY 5,244 million
(6)	Date of incorporation	October 1, 2009	April 1, 1987
(7)	Number of issued shares	15,700,021 shares	14,376,358 shares
(8)	Fiscal year end	March	March
(9)	Number of employees	2,201 (consolidated)	605 (consolidated)
(10)	Principal clients	Domestic and foreign enterprises	Domestic and foreign enterprises
(11)	Principal banks	MUFG Bank, Ltd., Mizuho Bank, Ltd., Kiraboshi Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Sumitomo Mitsui Banking Corporation	Mizuho Bank, Ltd., MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, Resona Bank, Ltd., Sumitomo Mitsui Trust Bank, Limited, and The Bank of Yokohama, Ltd.

(12)	Major shareholders and shareholding ratio	Trust & Custody Services Bank, Ltd. as trustee for Mizuho Trust & Banking Co., Ltd. (Retirement Benefits Trust Account Held by Sony Corporation: 003)	14.23%	KMF CO., LTD.	28.65%
		BBH FOR FIDELITY LOW-PRICED STOCK FUND (PRINCIPAL ALL SECTOR SUBPORTFOLIO)	8.34%	Japan Trustee Services Bank, Ltd. (Trust Account)	5.19%
		OFFICE SUPPORT Inc.	5.14%	Trust & Custody Services Bank, Ltd. as trustee for Mizuho Trust & Banking Co., Ltd. (Retirement Benefit Trust Account Held by Sony Corporation: 008)	4.97%
		BNP PARIBAS SECURITIES SERVICES SINGAPORE/ JASDEC/UOB KAY HIAN PRIVATE LIMITED	4.73%	Vitec Holdings Employee Stock Ownership Plan	2.83%
		Trust & Custody Services Bank, Ltd. as trustee for Mizuho Trust & Banking Co., Ltd. (Retirement Benefit Trust Account Held by The Tokyo Tomin Bank, Limited)	3.97%	Mizuho Bank, Ltd. (Trust & Custody Services Bank, Ltd.)	2.22%
		Japan Trustee Services Bank, Ltd. (Trust account)	3.90%	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Note)	2.22%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Note)	3.16%	Sumitomo Mitsui Banking Corporation	2.20%
		The Master Trust Bank of Japan, Ltd. (Trust account)	2.45%	The Master Trust Bank of Japan, Ltd. (Trust account) Trust & Custody Services Bank, Ltd.	1.67%
		Kuniko Nakayama	2.38%	DAIWA CM SINGAPORE LTD NOMINEE WPG HOLDINGS LIMITED	1.58%
		Mizuho Bank, Ltd.	2.35%	NOMURA PB NOMINIEES LIMITED OMNIBUS-MARGIN (CASHPB)	1.43%
(13)	Relationships between the parties
	Capital relationship	As of today, UKC holds 1,100 shares of the VITEC stock (shareholding ratio: 0.01%).
	Personal Relationship	There is no personal relationship of note between UKC and VITEC.
	Transaction relationship	There is no transaction relationship of note between UKC and VITEC.
	Status as a related party	UKC does not constitute a related party of VITEC. VITEC does not constitute a related party of UKC.
(14)	Business results and financial position for the most recent three years
Fiscal year ended	UKC (consolidated)			VITEC (consolidated)
	March 2016	March 2017	March 2018	March 2016	March 2017	March 2018
Net assets	47,078	37,154	39,768	13,366	15,132	16,308
Total assets	115,758	124,237	116,388	60,871	63,940	76,974
Net assets per share (JPY)	2,973.11	2,340.69	2,506.08	925.69	1,056.36	1,115.15
Net sales	276,709	273,752	301,449	145,415	138,841	185,883
Operating income	(2,897)	(6,603)	4,384	2,461	2,780	3,131
Ordinary income	(3,937)	(7,385)	3,908	1,867	2,068	2,574
Net income/(loss) attributable to owners of parent	(6,227)	(8,688)	2,129	1,243	1,513	1,841
Net income/(loss) per share (JPY)	(396.71)	(553.49)	135.64	90.88	109.88	129.93
Dividends per share (JPY)	50.00	30.00	90.00	50.00	55.00	60.00
(In JPY millions, except as indicated otherwise)
(Note)   On April 1, 2018, The Bank of Tokyo-Mitsubishi UFJ, Ltd. changed its trade name to MUFG Bank, Ltd.

5. Outline of the Companies Involved in the Split (as of March 31, 2018)

For the outline of UKC, the company splitting in the Split, please see “4. Outline of the Companies Involved in the Merger” above. The outline of VGEL, the successor company in the Split, is as described below.

Company succeeding in the absorption-type company split
(1)	Trade name	VITEC GLOBAL ELECTRONICS CO., LTD.
(2)	Address of head office	32-3, Kita-shinagawa 2-chome, Shingawa-ku, Tokyo
(3)	Name and title of representative	Kunihiro Konno, President
(4)	Description of business	Sale of semiconductors and electronic components
(5)	Share capital	JPY 310 million
(6)	Fiscal year end	March
(7)	Net assets	JPY 2,200 million
(8)	Total assets	JPY 27,725 million

6. Outline of the Business subject to the Split

(1) Description of the business of the division to be split or succeeded to

UKC’s device business is principally focused on the sale of semiconductors and electronic components, including image sensors, memories and liquid crystal panels.

(2) Financial results of the division to be split or succeeded to (for the fiscal year ended in March 2018)

Net sales:          JPY 131,006 million                                                  Operating income:          JPY 2,507 million

(3) Items of assets and liabilities to be split or succeeded to and their book values (as of June 30, 2018)
VGEL is to succeed to such current assets, fixed assets, current liabilities, fixed liabilities, employment contracts and other rights and obligations belonging to UKC's device business as set forth in the Absorption-type Company Split Agreement.

UKC (non-consolidated)
Assets		Liabilities
Item	Book Value (JPY millions)	Item	Book Value (JPY millions)
Current Assets	10,779	Current Liabilities	-
Fixed Assets	-	Fixed Liabilities	-

The table above does not indicate the amounts of fixed assets, current liabilities and fixed liabilities, which are still under review. The amount of the current assets in the table above is a current estimate based on the figure as of June 30, 2018. The amount to be actually split may differ from the amount in the table above.
7. Status after the Business Integration

(1) Outline of the company surviving the absorption-type merger/splitting company in the absorption-type company split (the current UKC)

Company surviving the absorption-type merger/splitting company in the absorption-type company split
(1)	Trade name	Restar Holdings Corporation
(2)	Address of head office	6-5, Higashi Shinagawa 3-chome, Shinagawa-ku, Tokyo
(3)	Name and title of representative	Kunihiro Konno, Chairman and CEO Nobuki Kurita, President and COO
(4)	Directors
Kunihiro Konno, Chairman and CEO
Nobuki Kurita, President and COO
Rintaro Miyoshi, Director
Yoshimi Harada, Director
Hiroshi Yajima, Director
Toshihiko Inaba, Director
Tatsuichi Naruse, Audit and Supervisory Committee Member
Tomoharu Asaka, Audit and Supervisory Committee Member
Noriaki Shimazaki, Audit and Supervisory Committee Member
Haruka Matsuyama, Audit and Supervisory Committee Member
Kiyoshi Togawa, Audit and Supervisory Committee Member
Seno Tezuka, Audit and Supervisory Committee Member

(5)	Description of business
Control and management of the business operations of companies operating the semiconductor and electronic component business, electronic equipment business, system equipment business, procurement business. environmental energy business, power producer and supplier business,  and plant factory business (pure holding company)

(6)	Share capital	JPY 4,383 million
(7)	Fiscal year end	March
(8)	Net assets	Undetermined
(9)	Total assets	Undetermined

(2) Outline of the successor company in the absorption-type company split (the current VGEL)

Successor company in the absorption-type company split
(1)	Trade name	Restar Electronics Corporation
(2)	Address of head office	Shinagawa-ku, Tokyo
(3)	Name and title of representative	Hiroshi Yajima, President and Representative Director
(4)	Description of business	Sale of semiconductors, electronic components and other products
(5)	Share capital	JPY 310 million
(6)	Fiscal year end	March
(7)	Net assets	Undetermined
(8)	Total assets	Undetermined

8. Outline of Accounting Treatment

The Business Integration is to be accounted for by applying the “Accounting Standards for Business Combinations” (Corporate Accounting Standard No. 21) and the “Guidance on Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures” (Corporate Accounting Standard Application Guidance No. 10) based on the purchase method with UKC being deemed the acquiring company.

The amount of goodwill generated from the Business Integration, which is undetermined at the moment, will be announced once it has been determined.

9.  Future Outlook

The Parties expect that the impact of the Business Integration on the financial results of UKC and VITEC for the current fiscal year will be minor because the effective date of the Business Integration is scheduled to be April 1, 2019. The impact on the financial results for the next fiscal year will be announced as soon as it has been determined.

END

(For reference) UKC’s financial forecast for the current fiscal year (as announced on May 11, 2018) and financial results for the previous fiscal year
(In JPY millions)
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Net income attributable to owners of parent
Consolidated financial forecast for current year (Fiscal year ending in March 2019)	220,000	4,500	4,000	2,800
Consolidated financial results for previous year (Fiscal year ended in March 2018)	301,449	4,384	3,908	2,129

(For reference) VITEC’s financial forecast for the current fiscal year (as announced on May 14, 2018) and financial results for the previous fiscal year
(In JPY millions)
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Net income attributable to owners of parent
Financial forecast for current year (Fiscal year ending in March 2019)	210,000	4,100	3,000	2,000
Consolidated financial results for previous year (Fiscal year ended in March 2018)	185,883	3,130	2,573	1,840